                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2003


                                -----------------

                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                ( Translation of registrant's name into English )

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                   ( Address of principal executive offices )


                                -----------------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                              Form 20-F  X     Form 40-F
                                        ---              ----

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.]

                                    Yes        No   X
                                        ---        ---

          This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        THE BANK OF TOKYO-MITSUBISHI, LTD.


Date: January 30, 2003                  By /s/ Junichirou Otsuda
                                          --------------------------------------
                                            Junichirou Otsuda
                                            Chief Manager
                                            General Affairs Office

                                          Mitsubishi Tokyo Financial Group, Inc.
                                                                  TSE Code; 8306


                     Mitsubishi Tokyo Financial Group, Inc.
         Financial Information for the Third Quarter of Fiscal Year 2002

Tokyo, January 30, 2003--- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced certain financial information for MTFG and its 100% owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) for the third quarter of the fiscal year ending March 31, 2003.

Unless otherwise noted, all of the disclosed figures are on a non-consolidated basis, and the figures for MTFG are the sum of those of BTM and MTBC. All of the disclosed figures are unaudited, and the scope of the disclosed figures is different from that of the end of the first half and full year of fiscal 2002 as noted in each section.

Based on the spirit of "The Front-Loaded Reform Program" which aims at structural reform of the financial system and securities markets of Japan, MTFG will make every effort for early disclosure of quarterly management information and quickly construct a group-based system for preparation of certain quarterly financial information.

  Inquiries: Mr. Katsuhiko Ishizuka
             Chief Manager, Financial Policy Division
             Mitsubishi Tokyo Financial Group, Inc.
             Tel. +81-3-3240-8211

--------------------------------------------------------------------------------
The forward-looking statements set forth in this press release, including capital ratio targets, may be materially affected by changes in the level of Japanese stock prices, regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see MTFG's latest annual report for detailed information regarding the risk factors that may affect MTFG's results of operations and financial condition.
--------------------------------------------------------------------------------

1. Bankrupt Credits and credits sold in the third quarter of fiscal year 2002

                                                                                 (unit: billions of Japanese yen)
-----------------------------------------------------------------------------------------------------------------
                                                                                         Inc/dec of classified
                                                                Book balance before       assets based on the
                                     Number of borrowers          Charge-offs */2/     Financial Reconstruction
                                                                                           Law (FRL) */3/
----------------------------------------------------------------------------------------------------------------
Bankrupt Credits */1/                         167                       50.7                      (23.5)
----------------------------------------------------------------------------------------------------------------
Credits sold to RCC                           552                          -                      (62.7)
----------------------------------------------------------------------------------------------------------------
Other credits sold                             26                          -                      (11.2)
----------------------------------------------------------------------------------------------------------------

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from October 1, 2002 to December 31, 2002, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.

*2: Book balance of Bankrupt Credits before deduction of amounts that should be charged-off as of December 31, 2002.

*3: The numbers do not reflect the results of the self-assessment of assets as of December 31, 2002, and represent the decrease in classified assets in accordance with the FRL of Bankrupt Credits and credits sold for the following factors only. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of December 31, 2002 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of September 30, 2002. For credits sold, the balance represents the amount of the credits sold by December 31, 2002 that were classified in accordance with FRL as of September 30, 2002.

*4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from October 1, 2002 to December 31, 2002 are 185 borrowers, (Yen)157.3 billion,
     (Yen)54.5 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.

*5: For MTBC, numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.

2. Consolidated risk adjusted capital ratio

-----------------------------------------------------------------------------------------
                                   At September 30, 2002                At March 31, 2003
                                          (Actual)                           (Target)
-----------------------------------------------------------------------------------------
Total capital                                10.49%                         Around 10%
-----------------------------------------------------------------------------------------
Tier1 capital                                 5.33%                         Around  5%
-----------------------------------------------------------------------------------------

3.  Fair value information

(1) Marketable securities available-for-sale

                                                                                    (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------------------
                                        At September 30, 2002                       At December 31, 2002
-------------------------------------------------------------------------------------------------------------------
                               Amortized      Fair value      Unrealized    Amortized     Fair value    Unrealized
                                 cost                         gain (loss)      cost                     gain (loss)
-------------------------------------------------------------------------------------------------------------------
Domestic equity securities        4,383.3        4,114.2         (269.1)     4,364.5       3,640.9         (723.6)
-------------------------------------------------------------------------------------------------------------------
Japanese government bonds         9,449.4        9,522.6           73.2     10,755.4      10,826.0           70.5
-------------------------------------------------------------------------------------------------------------------
Foreign bonds                     5,463.5        5,624.2          160.7      5,902.0       6,032.4          130.3
--------- ---------------------------------------------------------------------------------------------------------

Note: Costs at December 31, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2002. Amounts for BTM on "Foreign bonds" at December 31, 2002 are those held by all domestic offices and certain major overseas offices.

(2) Interest related derivatives transactions qualifying for hedge accounting ("Macro Hedge")

                                                                         (unit: billions of Japanese yen)
----------------------------------------------------------------------------------------------------------
                                       At September 30, 2002                    At December 31, 2002
----------------------------------------------------------------------------------------------------------
                               Deferred     Deferred           Net      Deferred      Deferred       Net
                                profit        loss                       profit         loss
----------------------------------------------------------------------------------------------------------
Swaps                            645.5         536.3          109.1      603.4        514.6          88.8
----------------------------------------------------------------------------------------------------------
Futures                           79.7          63.5           16.2       84.5         68.6          15.8
----------------------------------------------------------------------------------------------------------
Options                            1.4           0.9            0.5        2.6          1.5           1.1
----------------------------------------------------------------------------------------------------------
Total                            726.7         600.8          125.9      690.6        584.8         105.8
----------------------------------------------------------------------------------------------------------

Note: Amounts for BTM at December 31, 2002 are derived from amounts booked at all domestic offices and certain major overseas offices qualifying for hedge accounting.

4.  Domestic deposits, classified by depositor

                                                    (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------
                             At September 30, 2002             At December 31, 2002
-------------------------------------------------------------------------------------
Individuals                        30,888.4                            31,916.3
-------------------------------------------------------------------------------------
Corporation and others             19,139.8                            19,502.7
-------------------------------------------------------------------------------------

Notes:

*1: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.

*2: Amounts for BTM at December 31, 2002 are based on the numbers before elimination of temporary inter-office accounts.

                                      * * *

                                                                    (Appendix 1)

The Bank of Tokyo-Mitsubishi, Ltd.

1. Bankrupt Credits and credits sold in the third quarter of fiscal year 2002

                                                                                   (unit: billions of Japanese yen)
--------------------------------------------------------------------------------------------------------------------
                                                                                            Inc/dec of classified
                                                                                            assets based on the
                                                              Book balance before          Financial Reconstruction
                                 Number of borrowers            Charge-offs */2/                Law (FRL) */3/
-------------------------------------------------------------------------------------------------------------------
Bankrupt Credits */1/                            155                         21.6                       (12.2)
-------------------------------------------------------------------------------------------------------------------
Credits sold to RCC                              552                            -                       (62.7)
-------------------------------------------------------------------------------------------------------------------
Other credits sold                                21                            -                        (8.6)
-------------------------------------------------------------------------------------------------------------------

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from October 1, 2002 to December 31, 2002, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.

*2: Book balance of Bankrupt Credits before deduction of amounts that should be charged-off as of December 31, 2002.

*3: The numbers do not reflect the results of the self-assessment of assets as of December 31, 2002, and represent the decrease in classified assets in accordance with the FRL of Bankrupt Credits and credits sold for the following factors only. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of December 31, 2002 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of September 30, 2002. For credits sold, the balance represents the amount of the credits sold by December 31, 2002 that were classified in accordance with FRL as of September 30, 2002.

*4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from October 1, 2002 to December 31, 2002 are 176 borrowers, (Yen)61.8 billion,
      (Yen) 31.2 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.

2. Consolidated risk adjusted capital ratio

--------------------------------------------------------------------------------
                          At September 30, 2002              At March 31, 2003
                                (Actual)                         (Target)
--------------------------------------------------------------------------------
Total capital                       10.43%                       Around 10%
--------------------------------------------------------------------------------
Tier1 capital                        5.24%                       Around  5%
--------------------------------------------------------------------------------

3. Fair value information

(1) Marketable securities available-for-sale

                                                                                   (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------------------
                                          At September 30, 2002                       At December 31, 2002
-------------------------------------------------------------------------------------------------------------------
                                Amortized      Fair value     Unrealized     Amortized     Fair value    Unrealized
                                   cost                       gain (loss)       cost                     gain (loss)
-------------------------------------------------------------------------------------------------------------------
Domestic equity securities        3,048.1        2,926.1          (122.0)     3,142.9       2,678.8         (464.0)
-------------------------------------------------------------------------------------------------------------------
Japanese government bonds         7,718.2        7,750.1            31.8      8,710.4       8,736.6           26.2
-------------------------------------------------------------------------------------------------------------------
Foreign bonds                     2,326.3        2,344.8            18.4      2,958.5       2,954.2           (4.2)
--------- ---------------------------------------------------------------------------------------------------------

Note: Costs at December 31, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2002. Amounts on "Foreign bonds" at December 31, 2002 are those held by all domestic offices and certain major overseas offices.

(2) Interest related derivatives transactions qualifying for hedge accounting ("Macro Hedge")

                                                                                  (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------------------
                                        At September 30, 2002                       At December 31, 2002
-------------------------------------------------------------------------------------------------------------------
                                 Deferred        Deferred           Net       Deferred      Deferred           Net
                                  profit           loss                        profit         loss
-------------------------------------------------------------------------------------------------------------------
Swaps                              276.9            195.1           81.7        262.0         196.4           65.6
-------------------------------------------------------------------------------------------------------------------
Futures                             79.1             63.0           16.1         83.6          67.7           15.9
-------------------------------------------------------------------------------------------------------------------
Options                              0.6              0.5            0.1          2.0           1.5            0.4
-------------------------------------------------------------------------------------------------------------------
Total                              356.8            258.7           98.0        347.7         265.6           82.1
--------- ---------------------------------------------------------------------------------------------------------

Note: Amounts at December 31, 2002 are derived from amounts booked at all domestic offices and certain major overseas offices qualifying for hedge accounting.

4. Domestic deposits, classified by depositor

                                                                        (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------
                                           At September 30, 2002               At December 31, 2002
-------------------------------------------------------------------------------------------------------
Individuals                                             24,383.9                           25,319.8
-------------------------------------------------------------------------------------------------------
Corporation and others                                  15,962.2                           16,236.6
-------------------------------------------------------------------------------------------------------

Notes:

1: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.

2: Amounts at December 31, 2002 are based on the numbers before elimination of temporary inter-office accounts.

                                      * * *

                                                                    (Appendix 2)

The Mitsubishi Trust and Banking Corporation

1. Bankrupt Credits and credits sold in the third quarter of fiscal year 2002

                                                                                 (unit: billions of Japanese yen)
-------------------------------------------------------------------------------------------------------------------
                                                                                          Inc/dec of classified
                                                                                            assets based on the
                                                                 Book balance before      Financial Reconstruction
                                     Number of borrowers            Charge-offs */2/          Law (FRL) */3/
-------------------------------------------------------------------------------------------------------------------
Bankrupt Credits */1/                                 12                         29.1                       (11.3)
-------------------------------------------------------------------------------------------------------------------
Credits sold to RCC                                    -                            -                           -
-------------------------------------------------------------------------------------------------------------------
Other credits sold                                     5                            -                        (2.6)
-------------------------------------------------------------------------------------------------------------------

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from October 1, 2002 to December 31, 2002, credits disclosed in accordance with the timely disclosure requirements of the Tokyo Stock Exchange are included regardless of the location of the borrowers.

*2: Book balance of Bankrupt Credits before deduction of amounts that should be charged-off as of December 31, 2002.

*3: The numbers do not reflect the results of the self-assessment of assets as of December 31, 2002, and represent the decrease in classified assets in accordance with the FRL of Bankrupt Credits and credits sold for the following factors only. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with the FRL as of December 31, 2002 after deduction of amounts that should be charged-off compared to the amount of the credits classified in accordance with FRL as of September 30, 2002. For credits sold, the balance represents the amount of the credits sold by December 31, 2002 that were classified in accordance with FRL as of September 30, 2002.

*4: Number of borrowers, book balance before charge-offs, and increase in classified assets in accordance with the FRL of domestic borrowers who became high risk or substantially bankrupt debtors during the period from October 1, 2002 to December 31, 2002 are 9 borrowers, (Yen)95.5 billion,
      (Yen) 23.3 billion, respectively. These numbers include material credits under high risk or material substantially bankrupt debtors that do not meet the criteria described hereinabove.

*5: Numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.

2. Consolidated risk adjusted capital ratio

--------------------------------------------------------------------------------
                               At September 30, 2002           At March 31, 2003
                                     (Actual)                      (Target)
--------------------------------------------------------------------------------
Total capital                                 11.44%                Around  10%
--------------------------------------------------------------------------------
Tier1 capital                                  6.49%                Around 5.5%
--------------------------------------------------------------------------------

3. Fair value information

(1) Marketable securities available-for-sale

                                                                               (unit: billions of Japanese yen)
----------------------------------------------------------------------------------------------------------------
                                       At September 30, 2002                    At December 31, 2002
----------------------------------------------------------------------------------------------------------------
                              Amortized     Fair value     Unrealized   Amortized   Fair value    Unrealized
                                 cost                      gain (loss)     cost                   gain (loss)
----------------------------------------------------------------------------------------------------------------
Domestic equity securities      1,335.2       1,188.1         (147.1)    1,221.6        962.0       (259.6)
----------------------------------------------------------------------------------------------------------------
Japanese government bonds       1,731.2       1,772.5           41.3     2,045.0      2,089.3         44.3
----------------------------------------------------------------------------------------------------------------
Foreign bonds                   3,137.2       3,279.4          142.2     2,943.4      3,078.1        134.6
----------------------------------------------------------------------------------------------------------------

Note: Costs at December 31, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment in the first half of fiscal 2002.

(2) Interest related derivatives transactions qualifying for hedge accounting ("Macro Hedge")

                                                                          (unit: billions of Japanese yen)
---------------------------------------------------------------------------------------------------------------
                                     At September 30, 2002                      At December 31, 2002
---------------------------------------------------------------------------------------------------------------
                              Deferred     Deferred           Net       Deferred     Deferred         Net
                               profit        loss                        profit        loss
---------------------------------------------------------------------------------------------------------------
Swaps                           368.5         341.2           27.3       341.3        318.2          23.1
---------------------------------------------------------------------------------------------------------------
Futures                           0.5           0.4            0.1         0.8          0.9          (0.0)
---------------------------------------------------------------------------------------------------------------
Options                           0.7           0.3            0.4         0.6            -           0.6
---------------------------------------------------------------------------------------------------------------
Total                           369.9         342.0           27.8       342.8        319.1          23.7
---------------------------------------------------------------------------------------------------------------

4. Domestic deposits, classified by depositor

                                                              (unit: billions of Japanese yen)
-----------------------------------------------------------------------------------------------
                                  At September 30, 2002                At December 31, 2002
-----------------------------------------------------------------------------------------------
Individuals                                     6,504.4                             6,596.4
-----------------------------------------------------------------------------------------------
Corporation and others                          3,177.6                             3,266.1
-----------------------------------------------------------------------------------------------

Note: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.

                                      * * *